

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 17, 2009

By U.S. Mail and Facsimile to: (978) 656-5860

John P. Clancy, Jr.
Chief Executive Officer
Enterprise Bancorp, Inc.
222 Merrimack Street
Lowell, MA 01852

      Re: Enterprise Bancorp, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 001-33912

Dear Mr. Clancy:

      We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

1.   Please note that your Commission file number is 001-33912 and use that number in future filings.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

2.   Please tell us why you have not disclosed all of the performance targets utilized in determining the incentive compensation for your named executive officers for the 2008 fiscal year. For example, you have disclosed the "minimum" net income growth goal of 5%, but you have not disclosed "target" or "maximum" goals. You also have not disclosed the goals for the other specified growth factors (including growth in loans, deposits and investment management assets) described on page 20. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

3.   We note your disclosure on page 20 that executives did not earn an incentive bonus in 2008 because your minimum net income growth target was not met. However, it appears that net income growth receives only a 50% weighting in determining incentive bonus amounts. Please tell us whether the other targets were met and, if they were, why the Compensation Committee determined to base the incentive bonus amounts solely on the net income growth target.

Grants of Plan-Based Awards, page 26

4.   Please tell us whether the figures disclosed in the "target" column for 2008 non-equity incentive plan awards were the minimum amounts that could be awarded to your executive officers. If not, please tell us what the minimum amounts were.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel